UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces Third Quarter 2014 Financial Results, approves its first quarterly dividend and raises guidance

•	Further Adjusted EBITDA increases by 103% y-o-y to $226 million.

•	Solid CAFD generation in the quarter of $28.1 million.

•	Third quarter dividend approved by the Board of Directors, payable together with the initial pro-rated dividend already approved, for a total amount of $0.2962 per share.

•	Raises 2015 Dividend per Share guidance by 18% from $1.36 to $1.60 per share.

Third quarter results

November 14th, 2014. Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported revenues of $269.3 million for the nine months ended September 30, 2014, representing a 75% increase y-o-y and Further Adjusted EBITDA of $226.4 million, representing a 103% increase compared to the same period of 2013. Cash Available for Distribution reached $ 28.1 million, generated entirely in the third quarter.

Selected Financial Results

	Nine months ended
(in thousands of U.S. dollars)	September 30,
	2014	2013
Revenue	269,313	154,029
Further Adjusted EBITDA[1]	226,425	111,473
Net Income	(13,840)	21,683
CAFD	28,127	—

[1]	Further Adjusted EBITDA includes dividend from our preferred equity investment in Brazil (see reconciliation on page 11).

The sustainable total return company

Key Performance Indicators

	As of September 30,
	2014	2013
Renewable energy
MW in operation	430	100
GWh produced	718	167

Conventional power
MW in operation	300	300
GWh produced	1,845	1,134
Availability (%)	102.4%	96.2%

Electric transmission lines
Miles in operation	1,018	368
Availability (%)	99.2%	99.6%

Segment results

	Nine months ended
(in thousands of U.S. dollars)	September 30,
	2014	2013
Revenue by Geography
North America	146,862	75,188
South America	60,578	17,499
Europe	61,873	61,342

Total revenue	269,313	154,029

	Nine months ended
(in thousands of U.S. dollars)	September 30,
	2014	2013
Revenue by business sector
Renewable energy	129,882	61,342
Conventional power	85,209	75,188
Electric transmission lines	54,222	17,499

Total revenue	269,313	154,029

The sustainable total return company

	Nine months ended
(in thousands of U.S. dollars)	September 30,
	2014	2013
Further Adjusted EBITDA by Geography
North America	132,701	61,753
South America	53,789	11,962
Europe	39,935	37,758

Total Further Adjusted EBITDA	226,425	111,473

	Nine months ended
(in thousands of U.S. dollars)	September 30,
	2014	2013
Further Adjusted EBITDA by business sector
Renewable energy	104,689	37,366
Conventional power	73,385	61,752
Electric transmission lines	48,351	12,355

Total Further Adjusted EBITDA	226,425	111,473

Our assets have continued to perform well, driving Further Adjusted EBITDA in the quarter to $89.3 million, operating cash flow to $67.5 million and Cash Available for Distribution to $28.1 million.

Renewable assets have delivered as expected, with solar plants in Spain having recovered from poor weather conditions in the first quarter. In conventional power, performance has been excellent, with availability levels above contractual requirements. In electric transmission lines, ATS, Quadra 1 and Quadra 2 reached COD in January, April and March 2014, respectively, and all the assets are operating with high levels of availability.

First Quarterly Dividend Announced

Abengoa Yield announced today that the Board of Directors declared its first quarterly dividend corresponding to the third quarter of 2014, amounting to $0.2592 per share, representing $1.04 on an annualized basis. The dividend is expected to be paid on or about December 15, 2014 together with a pro-rata dividend corresponding to the days from our IPO to June 30, 2014, amounting to $0.0370, driving the total payment per share to $ 0.2962 per share to shareholders of record on November 28, 2014.

The sustainable total return company

Liquidity and Debt

As of September 30, 2014, Abengoa Yield had total liquidity of $86.2 million at the holding company level on an unconsolidated basis. In addition, the Company has an undrawn credit line with Abengoa of $50 million.

As of September 30, 2014, consolidated debt amounted to $2,487.3 million ($2,894.6 million as of December 31, 2013) and consolidated cash and cash equivalents amounted to $265.1 million ($357.7 million as of December 31, 2013).

In addition, after the closing of the quarter, the holding company will issue $255 million of 7% notes maturing on November 17, 2019.

Furthermore, we are finalizing documentation to close a $100 million 4-year credit facility with a group of banks. This facility is expected to have a cost of Libor + 275 basis points.

Both financings will be used, together with cash on hand, to finance the first acquisition under the ROFO Agreement, announced on September 22, 2014 and other expected short-term additional acquisitions.

Considering the notes and the credit facility as fully drawn, corporate debt would amount to $355 million, with an average cost of approximately 6%. Abengoa Yield intends to maintain Corporate Net Debt below 3 times Cash Available For Distribution.

The sustainable total return company

Increase in Dividend per Share Guidance

“After securing the financing of the first drop-down and considering expected short-term additional acquisitions and their financing, we are ready to announce an increase of 18% in our 2015 Dividend per Share guidance, from $1.36 to $1.60 per share,” said Santiago Seage.

We expect Cash Available For Distribution2 to be $142 million for 2015. In order to facilitate the reconciliation with the guidance included in the IPO prospectus, we are providing guidance for the twelve months ending June 30, 2015 (“Year 1”) and for the twelve months ending June 30, 2016 (“Year 2”). We expect dividends per share to be $1.20 for Year 1 and $1.84 for Year 2, compared to the previously announced $1.04 and $1.68 per share. Similarly, we expect Cash Available For Distribution to be $106 million for Year 1 and $163 million for Year 2, compared to previous guidance of $92 million for Year 1 and $150 million for Year 2. In addition, we expect Dividend per Share growth to be in the range of 20% to 25% in the year 2016 with respect to 2015.

Details of the Results Presentation Conference

Abengoa Yield’s CEO, Santiago Seage and Executive Vice President and CFO Eduard Soler will hold a conference call today, November 14, at 10:00 am EST.

In order to access the conference call participants should dial: +1 8663881927 (US) / +44 (0) 2031474609 (UK). A live webcast of the conference call will be available on Abengoa Yield’s corporate website. Please visit the website at least 15 minutes early in order to register for the live webcast and download any necessary audio software.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in

[2]	Guidance for Cash Available For Distribution reflects expected Cash Available for Distribution after interest on corporate debt at the holding company level incurred to finance the acquisitions.

The sustainable total return company

which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

The sustainable total return company

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the nine-month period ended September 30,
	2014	2013
Revenue	269,313	154,029
Other operating income	69,193	303,098
Raw materials and consumables used	(15,383)	(4,153)
Employee benefit expenses	(1,862)	(2,434)
Depreciation, amortization, and impairment charges	(86,881)	(25,685)
Other operating expenses	(99,436)	(339,068)

Operating profit/(loss)	134,944	85,787

Financial income	3,200	711
Financial expense	(151,625)	(76,495)
Net exchange differences	3,408	(311)
Other financial income/(expense), net	2,441	(549)

Financial expense, net	(142,576)	(76,644)

Share of profit/(loss) of associates carried under the equity method	(602)	127

Profit/(loss) before income tax	(8,234)	9,271

Income tax benefit/(expense)	(4,125)	14,392

Profit/(loss) for the period	(12,359)	23,663

Loss/(profit) attributable to non-controlling interests	(1,481)	(1,980)

Profit/(loss) for the period attributable to the Company	(13,840)	21,683

Less: Predecessor Loss prior to Initial Public Offering on June 13, 2014	(28,233)	n/a
Net profit attributable to Abengoa Yield Plc. Subsequent to Initial Public Offering	14,393	n/a

Weighted average number of ordinary shares outstanding (thousands)	80,000	n/a

Basic earnings per share attributable to Abengoa Yield Plc. (*)	0.18	n/a

(*)	Earnings per share has been calculated for the period subsequent to the initial public offering, considering Net profit attributable to equity holders of Abengoa Yield Plc. generated after the initial public offering by the number of shares outstanding.

The sustainable total return company

Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

	As of September 30,	As of December 31,
	2014	2013
Assets
Non-current assets
Contracted concessional assets	4,319,308	4,418,120
Investments carried under the equity method	431,247	387,324
Financial investments	349,054	28,852
Deferred tax assets	49,767	52,784

Total non-current assets	5,149,376	4,887,080

Current assets
Inventories	6,918	5,244
Clients and other receivables	96,310	97,597
Financial investments	261,677	266,363
Cash and cash equivalents	265,106	357,664

Total current assets	630,011	726,868

Total assets	5,779,387	5,613,948

	As of September 30,	As of December 31,
	2014	2013
Equity and liabilities
Equity attributable to the Company
Share capital	8,000	—
Parent company reserves	1,813,903	—
Hedging reserves	(2,648)	(36,600)
Accumulated currency translation differences	(16,141)	9,009
Retained Earning	29,936	—
Other equity	—	1,245,510
Non-controlling interest	58,381	69,279

Total equity	1,891,431	1,287,198

Non-current liabilities
Long-term non-recourse project financing	2,382,131	2,842,338
Grants and other liabilities	1,115,439	650,903
Related parties	48,879	492,534
Derivative liabilities	95,132	44,221
Deferred tax liabilities	7,788	21,839

Total non-current liabilities	3,649,369	4,051,835

Current liabilities
Short-term non-recourse project financing	105,170	52,312
Trade payables and other current liabilities	125,758	204,013
Income and other tax payables	7,659	18,590

Total current liabilities	238,587	274,915

Total equity and liabilities	5,779,387	5,613,948

The sustainable total return company

Consolidated Cash Flow Statements

(Amounts in thousands of U.S. dollars)

	For the nine-month period ended September 30,
	2014	2013
Profit/(loss) for the period	(12,359)	23,663
Non-monetary adjustments	205,157	57,439

Profit for the year from adjusted by non monetary items	192,798	81,102

Variations in working capital	(113,020)	(41,020)
Net interest and income tax paid	(81,799)	(66,110)

Net cash provided by operating activities	(2,021)	(26,027)

Investment in contracted concessional assets	(81,937)	(473,956)
Other non-current assets/liabilities	(2,283)	2,121

Net cash used in investing activities	(84,220)	(471,835)

Net cash provided by financing activities	(797)	559,307

Net increase/(decrease) in cash and cash equivalents	(87,039)	61,445

Cash and cash equivalents at the beginning of the year	357,664	97,499
Translation differences cash or cash equivalent	(5,519)	1,509

Cash and cash equivalents at end of the period	265,106	160,453

The sustainable total return company

Reconciliation of Further Adjusted EBITDA to Net Income

(in thousands of U.S. dollars)	Nine months ended September 30,
	2014	2013
Profit/(loss) for the period attributable to the combined group	(13,840)	21,683
Profit attributable to non-controlling interest from continued operations	1,481	1,980
Income tax expenses/(benefits)	4,125	(14,392)
Share of loss/(profit) of associated companies	602	(127)
Financial expenses, net	142,576	76,644

Operating profit	134,944	85,788

Depreciation, amortization, and impairment changes	86,881	25,685
Dividend from preferred equity investment	4,600	—

Further Adjusted EBITDA (unaudited)	226,425	111,473

Reconciliation of Further Adjusted EBITDA to net cash used in operating activities

(in thousands of U.S. dollars)	Nine months ended September 30,
	2014	2013
Further Adjusted EBITDA (unaudited)	226,425	111,473
Interest and income tax (paid)/received	(81,799)	(66,110)
Variations in working capital	(113,020)	(41,020)
Other non-cash adjustments and other	(33,627)	(30,370)

Net cash used in operating activities	(2,021)	(26,027)

The sustainable total return company

Cash Available For Distribution Reconciliation

(in thousands of U.S. dollars)	Three months ended September 30,
2014
Further Adjusted EBITDA	89,252
Non-cash revenue US cash grants	(8,631)
Interests and income tax paid	(15,078)
Principal amortization of indebtedness net of new indebtedness at project level	(10,058)
Deposits into/ withdrawls from debt service accounts	(10,572)
Change in available cash at project level to be distributed in subsequent periods	(16,748)
Other	(38)

Cash Available For Distribution	28,127

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com	Investor relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

Communication Department Patricia Malo de Molina Meléndez. Tel: +34 954 93 71 11 E-mail: communication@abengoa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: November 14, 2014